Brookfield Investment Funds
Brookfield Place, 250 Vesey Street
New York, New York 10281-1023
(212) 549-8408

July 7, 2015

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C.  20549

Re:	Brookfield Investment Funds File Nos. 333-174323 and 811-22558

Ladies and Gentlemen:

On May 1, 2015 Brookfield Investment Funds (the “Trust”) filed Post-Effective Amendment No. 16 to its registration statement on Form N-1A pursuant to paragraph (a)(2) of Rule 485 under the Securities Act of 1933, as amended (the “Securities Act”), which was subsequently amended by Post-Effective Amendment Nos. 18 and 19 to its registration statement on Form N-1A filed on on June 11, 2015 and July 1, 2015, respectively (the “Registration Statement”), relating to the addition of one new series to the Trust: Brookfield Real Assets Debt Fund.

Pursuant to Rule 461 under the Securities Act, the Trust and its undersigned distributor hereby request the acceleration of the effective date of the Registration Statement, as amended, so that it may be declared effective at 4:00 p.m., Eastern Time, on Wednesday, July 15, 2015, or as soon as practicable thereafter.

The Trust acknowledges the following:  (1) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Brookfield Investment Funds	Quasar Distributors, LLC, as principal underwriter of shares of the Trust

By: /s/ Brian F. Hurley	By: /s/ James Schoenike
Brian F. Hurley	James Schoenike
President	President